INNOVATIVE INDUSTRIAL PROPERTIES, INC.

1389 Center Drive, Suite 200

Park City, UT 84098

September 30, 2021

VIA EDGAR

Mr. William Demarest

Ms. Kristina Marrone

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Innovative Industrial Properties, Inc. Form 10-K for the Fiscal Year ended December 31, 2020 Filed February 26, 2021 File No. 001-37949

Dear Mr. Demarest and Ms. Marrone:

Innovative Industrial Properties, Inc. (“Company”) is in receipt of the Staff’s letter dated September 20, 2021 regarding the above-referenced filing. The Company is responding to the Staff’s comments as set forth below. For ease of reference, the Company has set forth each of the Staff’s comments and the Company’s response below.

Form 10-K for the year ended December 31, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations Acquisition of Rental Property, Depreciation and Impairment, page 65

1.	We note that you capitalize and depreciate tenant improvements when you are considered to be the owner of such improvements over the estimated useful lives of the improvements, not to exceed 40 years. Please expand your disclosure to explain how you determine whether you or the tenant is the owner of the improvements, citing relevant accounting literature. In addition, please tell us how you considered ASC 842-10-35-6 in determining the amortization period of tenant improvements.

Company Response:

Many of the Company’s leases provide for an improvement allowance to be funded by the Company for the development or redevelopment of the property for cannabis operations. In determining whether the Company or the tenant is the owner of the improvements, the Company considers the following significant factors:

•	Whether the terms of the lease agreement require the tenant to construct or install specifically identified leasehold improvements;
•	Whether the Company holds legal title to the improvements;
•	Whether the terms of the lease agreement permit the tenant to remove or alter the specified leasehold improvements without the Company’s consent;
•	Whether the leasehold improvements are highly specialized such that neither the Company nor another lessee would likely be able to derive significant economic benefit from the improvements after the end of the lease term; and
•	Whether the economic life of the leasehold improvements is such that a significant residual value of the assets is expected to accrue to the benefit of the Company as of the end of the lease term.

The improvements are typically required in order for the tenant to operate their cannabis business. The leases specify that all improvements funded by the Company and other additions and improvements attached to or built into the premises shall at all times remain the property of the Company, shall remain in the premises and shall be surrendered to the Company upon the expiration or earlier termination of the lease. Pursuant to the work letter and other provisions mandating the tenant improvement review process as set forth in the Company’s leases, the Company verifies all costs incurred and that the specific improvements made to the property qualify as assets that the Company as owner would retain title to, prior to disbursement of any funds. While the Company’s leases and filings refer to these improvements as “tenant improvements,” the majority of such improvements relate specifically to the building infrastructure, including but not limited to ground up development, and enhanced HVAC, plumbing, electrical and other building systems that are not considered to be highly specialized and are expected to have significant residual value at the end of the lease term.

As the Company is considered to be the owner of the tenant improvements, the Company capitalizes the tenant improvements in accordance with ASC 970-360-25-2 and the improvements are depreciated over their estimated useful lives, not to exceed 40 years. The Company estimates the useful lives of each improvement on an individual basis based on the nature of the improvement. As the Company is considered to be the owner of the tenant improvements, the majority of which are structural building improvements, the estimated useful life is generally not limited by the lease term.

With respect to ASC 842-10-35-6 specified in the Staff’s comment, since the Company is considered to be the owner of the tenant improvements, the Company follows the guidance in ASC 842-30-35-6, which directs the lessor to account for the underlying assets in accordance with ASC 360-10-35. Accordingly, the lease modification guidance in ASC 842-10-35-6 does not have an impact on the assets when assessing the useful life of landlord-owned assets.

In accordance with the Staff’s comment, the Company will expand its disclosure in future filings regarding the capitalization of costs associated with development and redevelopment activities and tenant improvements and useful life estimates when the Company is considered to be the accounting owner of the resulting assets in Management’s Discussion and Analysis of Financial Condition and Results of Operations, as well as in its Notes to the Consolidated Financial Statements, substantially as set forth below:

“Cost Capitalization and Depreciation

We capitalize costs associated with development and redevelopment activities and tenant improvements when we are considered to be the accounting owner of the resulting assets. The development and redevelopment activities may be funded by us pursuant to the lease. We are generally considered the accounting owner for such improvements that are attached to or built into the premises, which are required under the lease to be surrendered to us upon the expiration or earlier termination of the lease. Typically, such improvements include, but are not limited to, ground up development, and enhanced HVAC, plumbing, electrical and other building systems.

Amounts capitalized are depreciated over estimated useful lives determined by management. We depreciate buildings and improvements and tenant improvements based on our evaluation of the estimated useful life of each specific asset, not to exceed 40 years.

Determining whether expenditures meet the criteria for capitalization and the assignment of depreciable lives requires management to exercise significant judgment. Project costs that are clearly associated with the acquisition and development or redevelopment of a real estate project, for which we are the accounting owner, are capitalized as a cost of that project. Expenditures that meet one or more of the following criteria generally qualify for capitalization:

•	the expenditure provides benefit in future periods; and
•	the expenditure extends the useful life of the asset beyond our original estimates.”

Note 2. Summary of Significant Accounting Policies and Procedures and Recent Accounting Pronouncements

Revenue Recognition, page F-9

2.	We note that you record revenue for each of your properties on a cash basis due to the uncertain regulatory environment in the United States relating to the medical-use cannabis industry and the uncertainty of collectability of lease payments from each tenant due to its limited operating history. Please provide us with a more in-depth understanding of how you determined that collection of lease payments was not probable from any of your tenants at lease inception and whether or not you perform reassessments of collectability after the lease commencement date. Refer to ASC 842-30-25-12 and 13.

Company Response:

Since the Company’s completion of its initial public offering and acquisition of its first property in December 2016, the Company has determined to record revenue for each of its properties on a cash basis for two distinct reasons: 1) the federal regulatory uncertainty of the regulated cannabis industry; and 2) the limited operating history of the Company’s tenants.

Federal Regulatory Uncertainty

As the Company describes in Item 1, Business — Governmental Regulation — Federal Laws Applicable to the Medical-Use Cannabis Industry, and in Item 1A, Risk Factors — Risks Related to Regulation in its Annual Report on Form 10-K for the year ended December 31, 2020 (the “2020 Form 10-K”), at the federal level, cannabis remains a Schedule I controlled substance under the Controlled Substances Act of 1970 (the “CSA”), and as such, both medical-use and adult-use cannabis are illegal under U.S. federal law. Federal laws applicable to the regulated cannabis industry have not fundamentally changed over time, notwithstanding the significant growth of existing state regulated programs and adoption by additional states of new regulated cannabis programs.

As the Company describes in those sections, federal enforcement of existing laws is significantly dependent on enforcement priorities of the administration currently in office, which may shift materially from administration to administration. For example, as described in Item 1, Business — Governmental Regulation — Federal Laws Applicable to the Medical-Use Cannabis Industry of the 2020 Form 10-K, the “Cole Memo” previously issued by the U.S. Department of Justice (the “DOJ”) under the Obama administration was rescinded under the Trump administration, and there has been no clear enforcement directive formally introduced since that time by the U.S. Attorney General or DOJ. As noted as well in those sections, a change in an administration’s enforcement priorities toward strict enforcement of existing federal laws pertaining to cannabis could result in rendering the Company’s tenants’ businesses unviable, and as a result, the Company’s leases with its tenants not sustainable. Strict enforcement could have a material adverse impact on revenue that is recognized on a basis that is different from the cash basis accounting policy (i.e., accounted for under ASC 842-30-25-11 (a) through (b)).

Limited Operating History

The Company describes many of the risks related to its tenants’ operations in Item 1, Business — Governmental Regulation — State Laws Applicable to the Medical-Use Cannabis Industry and — Laws Applicable to Financial Services for Cannabis Industry in the 2020 Form 10-K. In addition, in Item 1A, Risk Factors of the 2020 Form10-K, the Company included additional detail regarding specific risks associated with the viability of its tenants’ operations, including, but not limited to, these risk factors: 1) “Many of our existing tenants are, and we expect that many of our future tenants will be, companies with limited histories of operations and may be unable to pay rent with funds from operations or at all, which could adversely affect our cash available to make distributions to our stockholders or otherwise impair the value of our common stock”; 2) “New laws that are adverse to the business of our tenants may be enacted, and current favorable national, state or local laws or enforcement guidelines relating to cannabis operations may be modified or eliminated in the future”; and 3) “We and our tenants may have difficulty accessing the service of banks and other financial institutions, which may make it difficult to contract for real estate needs.”

There were a number of factors that the Company considered over time in its evaluation to record revenue on cash basis due to the limited operational history of its tenants. In 2016, when the Company acquired its first property, there were very few state regulated cannabis programs in existence, and it was unclear how existing and new state regulated cannabis programs would evolve. Below are factors considered by the Company, among others, in its assessment over time:

1)	In certain states, the state’s regulated cannabis program was initially rolled out as a “pilot” program, subject to renewal or cancellation after only a few years, and in other states, licensing is subject to periodic renewal. It was unclear, given the minimal time in operation of these programs, whether the state authorities would renew or cancel the existing programs or the individual licenses to operate originally granted to companies. In addition, it was unclear whether the state regulatory cannabis programs and local jurisdictions would be supportive of this new industry, or would impose moratoriums and/or costs (such as taxes, licensing fees and overly burdensome regulations) that would make operating in the regulated cannabis industry unsustainable.

2)	It was unclear whether the regulated cannabis programs could sustain viable businesses in the industry, including whether there would be viable demand for regulated cannabis products, whether operators would be able operate profitably, and whether regulated cannabis operators would be able to compete effectively versus a large, untaxed and unregulated illicit marketplace. With many of the Company’s tenants reliant on one or a few states for the large majority of their business, the failure of any one state program to develop as expected could have made such tenants’ businesses not viable.

3)	The Company’s tenants lack access to traditional financing sources, as such sources are generally prohibited from engaging in financing activity in the regulated cannabis industry due to the continued illegality of cannabis under federal law, which significantly limits their ability to fund startup costs and capital-intensive projects that are necessary in the indoor cultivation and processing of regulated cannabis products. Financing sources that were available were generally much costlier than traditional financing sources of other industries, and had more onerous terms, all of which challenged the sustainability of regulated cannabis operators. While the cost of such capital has lessened over time, it is still substantially above financing costs in other industries, and many traditional financing sources continue to not be open to providing financing in the industry (see Item 1, Business — Governmental Regulation — Laws Applicable to Financial Services for Cannabis Industry of the 2020 Form 10-K for additional information).

While certain of these risks continue to be present to varying degrees in the Company’s assessment, at the onset of the pandemic, the Company’s tenants faced additional risks that companies in other industries did not face, which also posed significant risks to the viability of tenants’ operations. The Company described those risks in the risk factor in its 2020 Form 10-K entitled: “The current COVID-19 pandemic, or the future outbreak of any other highly infectious or contagious diseases, could materially and adversely impact or cause disruption to our tenants and their operations, and in turn our performance, financial condition, results of operations and cash flows.” One of those unique risks was the fact that the Company’s tenants were not generally eligible for federal financial relief that was available to other businesses, including the many federal assistance programs established specifically as a result of the pandemic, due to the illegality of cannabis under existing federal laws. As a result, the Company’s tenants faced this additional risk of generally having no access to federal assistance, in a time when all industries were facing unprecedented challenges and uncertainty about the severity and duration of the pandemic and resulting recession, which continued to raise significant doubt regarding the collectability of the lease payments during the Company’s remaining long lease terms (as of December 31, 2020, the weighted-average remaining lease term of the Company’s property portfolio was approximately 16.6 years).

Cash Basis Revenue Recognition

Although there has been legislation introduced in Congress over the years that have proposed changes to the current federal law pertaining to cannabis, including, but not limited to, the re-scheduling or de-scheduling of cannabis from its current designation as a Schedule I controlled substance under the CSA, no such legislation has been enacted. Given the continued level of federal regulatory uncertainty and the dependence by the Company and its tenants entirely on the federal executive branch’s current policy to not strictly enforce existing federal cannabis laws, the Company’s position is not to adjust its cash basis accounting for leases in its portfolio, unless and until there is a definitive change in federal laws pertaining to cannabis. The Company will carefully evaluate the scope of any such enacted federal legislation, should it occur, and based on that analysis, determine at that time whether such federal legislative change, and the corresponding impact on the collectability assessment, along with other tenant-specific credit quality factors, are sufficient to justify an adjustment away from cash basis accounting for lease payments from each of the tenants in the Company’s property portfolio.

In accordance with ASC 842-30-25-12, since the collectability of each tenant’s lease payments is not probable at the commencement date in the Company’s assessment based on the factors described above, the Company recognizes lease income based on the lease payments that have been collected from each tenant, which is less than the income that would have been recognized in accordance with ASC 842-30-25-11(a) through (b).

With respect to ASC 842-30-25-13, since the Company’s assessment of collectability has not changed since the commencement date of each lease to date as noted above, the Company has not recognized any difference between the lease income that would have been recognized in accordance with ASC 842-30-25-11(a) through (b) and the lease payments that have been collected from the lessee. The Company is monitoring this difference between the lease income that would have been recognized in accordance with ASC 842-30-25-11(a) through (b) and the lease payments that have been collected and will recognize the current period adjustment to lease income when the Company’s assessment of collectability changes.

The Company hereby acknowledges that:

•	the Company and its management is responsible for the accuracy and adequacy of the disclosures in the Company’s filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

Please direct any comments or questions regarding the foregoing to the undersigned at (858) 997-3332. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

Innovative Industrial Properties, Inc.

By:	/s/ Catherine Hastings
Catherine Hastings
Chief Financial Officer and Treasurer

cc:	Alan Gold, Innovative Industrial Properties, Inc.

Paul Smithers, Innovative Industrial Properties, Inc.

Brian Wolfe, Innovative Industrial Properties, Inc.

Andy Bui, Innovative Industrial Properties, Inc.

Carolyn Long, Foley & Lardner LLP